

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 3561

July 17, 2009

Robert G. Burton, Sr.
Chief Executive Officer
Cenveo, Inc.
One Canterbury Green
201 Broad Street
Stamford, CT 06901

> **Re:** **Cenveo, Inc.**
> **Amendment No. 1 to**
> **Form S-4**
> **Filed July 10, 2009**
> **File No. 333-159515**

Dear Mr. Burton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1. We reissue comment two of our letter dated June 25, 2009. If you have included the name, address, including ZIP code, and telephone number, including area code, of your agent for service, please label it as such.

Cover Page

2.   We reissue comment five of our letter dated June 25, 2009. Please provide an estimate of the total value of the proposed consideration Cenveo will pay for Nashua, or a range of the total value of the proposed consideration, and clearly explain the method used to determine the price.

Summary, page 1

3.   We reissue comment eight of our letter dated June 25, 2009. Please clearly disclose the amount and percent of shares owned by officers, directors and affiliates of Nashua, and state the vote required for approval of the proposed transaction. See Item 3(h) of Form S-4.

The Merger, page 21
Nashua Unaudited Financial Projections, page 28

4.   Please revise your table at page 29 to include projections for net income (loss) and earnings (loss) per share for each period presented, as these items are generally considered to be of primary importance to investors. Refer to Item 10(b)(2) of Regulation S-K for additional guidance.

5.   Please revise your disclosure of Adjusted EBITDA at page 29 to include the presentation of the most comparable financial measure or measures calculated in accordance with GAAP and a reconciliation of both historical and projected Adjusted EBITDA to this measure. See Items 10(e)(1)(i)(A) and 10(e)(1)(i)(B) of Regulation S-K.

6.   Please explain to us why 'Net Sales' of $263.5 million for fiscal year ended December 31, 2008 within the table at page 29 does not agree to 'Net Sales' of $264.9 million at your Consolidated Statement of Operations on page F-13. Please revise your table or add a reconciliation noting the difference(s).

Opinion of Nashua's Financial Advisor, page 31

7.   We note your response to comment 13 of our letter dated June 25, 2009. Please describe in further detail the instructions given by Nashua to Lincoln and any limitation imposed by Nashua on the scope of the investigation.

8.   We note your response to comment 14 of our letter dated June 25, 2009. You state on pages 33 and 41 that "[t]he historical stock trading analysis was analyzed relative to the terms of the merger as background to determine the fairness of the transaction." Please explain how this analysis was used as background to

determine the fairness of the transaction.

9.   We note your response to comment 15 of our letter dated June 25, 2009, and we reissue the comment in part. Please clarify how you determined these were comparable acquisitions in light of the fact that the criteria that the equity value of the transactions were less than $500 million, whereas fee table indicates that the maximum equity value of this transaction is approximately $33 million.

10.   We note the disclosure added in response to comment 16 of our letter dated June 25, 2009. Please explain in greater detail how you determined that "for purposes of this analysis [these companies] may be considered similar to certain operations of Nashua," especially given the greater revenues and EBITDA of these companies as compared to Nashua. In addition, disclose the revenues and profits of the target companies in the selected transactions analysis.

11.   We note your response to comment 19 of our letter dated June 25, 2009. Please describe how Lincoln's contingent fee will be determined, based on the sale price of the acquisition, and state the maximum fee that may be paid.

Interests of Nashua's Directors and Executive Officers in the Merger, page 46

12.   We reissue comment 22 from our letter dated June 25, 2009. Please disclose the stock ownership on an individual basis, rather than as a group. Also, provide the information as of the most recent practicable date and update as needed. In addition, clearly state the amount of equity compensation awards held by each individual. Lastly, clarify the "certain payments" that Nashua executive officers may become entitled to upon consummation of the transaction.

13.   We note your response to comment 22 of our letter dated June 25, 2009. Regarding Cenveo restricted shares, you state on page 47 that "[t]he performance targets applicable to the restricted shares will be equitably adjusted in the merger in accordance with Exhibit B to the merger agreement."   Please disclose these adjustments in your "Impact on Equity Awards" discussion on page 47.

Tax Consequences of the Merger, page 64

14.   We note your response to comment 24 of our letter dated June 25, 2009, which states that there are "facts that will not be known prior to the closing of the transaction" upon which the tax opinion is dependent. This disclosure is unclear. Please tell us the specific facts and/or uncertainties that prevent counsel from providing a definitive opinion.

Information About Nashua, page 69

15.   We note your response to comment 27 of our letter dated June 25, 2009. Please specifically name the sole supplier of any raw materials.

16.   We note your response to comment 28 of our letter dated June 25, 2009. Please state the methods of competition for dry-gum paper and indicate your competitive position relative to Troy Laminating and Coating, Inc.

NASHUA'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION, page 75

17.   We note on page 88 that a third putative class action challenging the merger was filed on June 12, 2009. Please disclose the nature and amount of relief sought in this legal proceeding.

Security Ownership of Certain Beneficial Owners, page 92

18.   Please update the information as of the most recent practicable date.

Annex A, Agreement and Plan of Merger dated as of May 6, 2009 among Cenveo, Inc., NM Acquisition Corp. and Nashua Corporation

19.   We reissue in part comment 35 of our letter dated June 25, 2009. It appears that the performance targets as set forth in Exhibit B would be material. Please revise to include Exhibit B. This comment also applies to the Form 8-K filed by Nashua on May 7, 2009.

Form 10-K filed March 19, 2009

20.   We note your responses to comments 40 through 48 and comments 50 and 51of our letter dated June 25, 2009, in which you proposed to provide additional disclosures in future filings. Please file an amended Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarter ended March 31, 2009 that provide the disclosures addressed in your respective responses, as applicable.

Proxy Statement on Form 14A filed April 6, 2009
Non-Management Directors' Compensation for Fiscal 2008, page 8

21.   We reissue comment 52 of our letter dated June 25, 2009. We note that the RSUs vest over a period of time. Given that vesting nature, please disclose all assumptions made in the valuation of awards in the stock awards column of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See the Instruction to Item 402(k) of

Regulation S-K, which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

22.   We note your responses to comments 53 and 54 of our letter dated June 25, 2009. Please address your response to both of these comments in your amended Form 10-K. The fact that no bonuses were actually paid does not mean that disclosure of the targets is not material to investors. Please revise accordingly. In addition, please disclose the portion of the bonus that was linked to the accomplishment of the specific goals for each executive's area of responsibility. In your response please also clarify the target bonus opportunity, as a percentage of base salary, for each named executive.

Form 8-K filed April 27, 2009

23.   We note your response to prior comment 55 of our letter dated June 25, 2009 and we reissue the comment. Generally, when a company determines that an agreement is material under Item 601 of Regulation S-K, it must file that agreement in its entirety including all schedules, exhibits and attachments, irrespective of whether any individual schedule, exhibit or attachment is material on a stand-alone basis. Please file this agreement in its entirety.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the accounting comments may be directed to Steve Lo at (202) 551-3394. Questions on other disclosure issues may be directed to John Dana Brown at (202) 551-3859 or Pamela Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Kenneth A. Lefkowitz
          Fax (212) 422-4726